UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2011

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   26-2018846
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, November 17, 2011, Dollar Tree, Inc. issued a press release reporting its fiscal 2011 third quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated November 17, 2011 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 17, 2011

By: /s/ Kevin S. Wampler
       Kevin S. Wampler
       Chief Financial Officer

Exhibit 99.1 - Press release dated November 17, 2011 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. REPORTS THIRD QUARTER RESULTS
- Diluted earnings per share increased 19.2% to $0.87
- Consolidated net sales increased 11.9%
- Comparable store sales increased 4.8%

CHESAPEAKE, Va. – November 17, 2011 – Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, reported its results for the quarter ended October 29, 2011 ("third quarter") .

Third-Quarter Results
Consolidated net sales for the third quarter were $1.60 billion, an 11.9% increase compared to $1.43 billion reported for the quarter ended October 30, 2010 ("third quarter 2010"). Comparable store sales increased 4.8%, on top of an 8.7% increase for the third quarter 2010.

Earnings per diluted share for the third quarter were $0.87, an increase of 19.2% compared to the $0.73 earnings per diluted share reported for the quarter ended October 30, 2010.

"I am very pleased with the Company's performance in the third quarter," said President and CEO Bob Sasser. "Dollar Tree achieved double-digit growth in sales, operating margin and earnings per share against a very strong performance last year. Our merchandising and store teams continue to deliver exciting products at great values and a fun, friendly, convenient shopping experience for our customers."

Operating margin increased 40 basis points for the quarter to 10.3%.

Cash and investments at quarter-end totaled $280.2 million, compared with $392.0 million at the end of the third quarter 2010. During the third quarter, the Company repurchased 3.3 million shares for $249.1 million. Year-to-date, the Company repurchased 5.2 million shares for $345.9 million. The Company has $1.5 billion remaining on its share repurchase authorization.

During the third quarter, Dollar Tree opened 98 stores, expanded or relocated 24 stores, and closed 5 stores. Retail selling square footage increased 8.7% compared to a year ago, to 37.4 million square feet.

39-Week Period Results
Year-to-date through the three quarters ended October 29, 2011, the Company's consolidated net sales were $4.68 billion, a 12.7% increase compared with the same period in 2010. Comparable store sales increased 5.5%, on top of a 7.3% increase through three quarters last year.

Year-to-date earnings per diluted share were $2.45, compared with earnings per diluted share of $1.82 through three quarters last year. As we have previously disclosed, in the first quarter 2010 we recorded a nonrecurring, non-cash charge of $26.3 million relating to a retail inventory accounting change. Excluding this charge our earnings through three quarters last year were $1.95.

Guidance
The Company estimates sales for the fourth quarter of 2011 to be in the range of $1.85 billion to $1.90 billion, based on low to mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $1.49 to $1.56.

Full year sales are now estimated to be in the range of $6.57 billion to $6.62 billion. Diluted earnings per share are expected to be $3.94 to $4.01. The Company reported earnings per diluted share for fiscal 2010 of $3.10, including the aforementioned non-recurring, non-cash charge in the first quarter 2010. Excluding the charge, earnings per diluted share were $3.23 for fiscal 2010.

On Thursday, November 17, 2011, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EST. The telephone number for the call is 800-750-4984. A recorded version of the call will be available until midnight Thursday, November 24, and may be accessed by dialing 888-203-1112, and the access code is 4249405. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, November 24.

Dollar Tree, a Fortune 500 Company, operated 4,335 stores in 48 states and 5 Canadian Provinces as of October 29, 2011. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding fourth quarter and full year sales and fourth quarter and full year diluted earnings per share and fourth quarter comparable-store sales. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 17, 2011, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections in our Quarterly Report on Form 10-Q filed August 18, 2011 and in our other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
                    Timothy J. Reid, 757-321-5284
                    www.DollarTree.com

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(Dollars in millions, except per share data)
(Unaudited)

		Third Quarter Ended			Nine Months Ended	
		October 29, 2011	October 30, 2010		October 29, 2011	October 30, 2010
Net sales	$	1,596.6	$ 1,426.6	$	4,684.9	$ 4,157.1
Cost of sales, excluding non-cash						
beginning inventory adjustment		1,036.0	920.6		3,041.1	2,691.1
Non-cash beginning inventory adjustment		-	-		-	26.3
Gross profit		560.6	506.0		1,643.8	1,439.7
		35.1%	35.5%		35.1%	34.6%
Selling, general & administrative expenses		395.7	365.1		1,163.7	1,068.4
		24.8%	25.6%		24.8%	25.7%
Operating income		164.9	140.9		480.1	371.3
		10.3%	9.9%		10.2%	8.9%
Interest expense, net		0.6	1.6		2.2	4.6
Other (income) expense, net		0.1	(5.4)		(0.1)	(5.1)
Income before income taxes		164.2	144.7		478.0	371.8
		10.3%	10.1%		10.2%	8.9%
Income tax expense		59.7	51.5		177.6	137.0
Income tax rate		36.4%	35.6%		37.2%	36.8%
Net income	$	104.5	$ 93.2	$	300.4	$ 234.8
		6.5%	6.5%		6.4%	5.6%
Net earnings per share:						
Basic	$	0.87	$ 0.73	$	2.47	$ 1.84
Weighted average number of shares		119.8	126.9		121.6	127.8
Diluted	$	0.87	$ 0.73	$	2.45	$ 1.82
Weighted average number of shares		120.7	127.8		122.4	128.7

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(Dollars in millions)
(Unaudited)

	October 29, 2011	January 29, 2011	October 30 2010
Cash and cash equivalents	$ 280.2	$ 311.2	$ 309.5
Short-term investments	-	174.8	82.5
Merchandise inventories	1,005.4	803.1	934.9
Other current assets	46.9	44.2	39.5
Total current assets	1,332.5	1,333.3	1,366.4
Property and equipment, net	816.5	741.1	741.4
Goodwill	173.5	173.1	133.3
Deferred tax assets	15.0	38.0	40.0
Other assets, net	93.7	95.0	81.0
Total assets	$ 2,431.2	$ 2,380.5	$ 2,362.1
Current portion of long-term debt	$ 15.5	$ 16.5	$ 16.5
Accounts payable	351.9	261.4	303.2
Other current liabilities	209.0	190.5	227.3
Income taxes payable, current	10.7	64.4	19.5
Total current liabilities	587.1	532.8	566.5
Long-term debt, excluding current portion	250.0	250.0	250.0
Income taxes payable, long-term	15.2	15.2	14.8
Other liabilities	132.0	123.5	118.6
Total liabilities	984.3	921.5	949.9
Shareholders' equity	1,446.9	1,459.0	1,412.2
Total liabilities and shareholders' equity	$ 2,431.2	$ 2,380.5	$ 2,362.1
STORE DATA:			
Number of stores open at end of period	4,335	4,101	4,009
Total selling square footage (in millions)	37.4	35.1	34.4

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in millions)
(Unaudited)

	Nine Months Ended	
	October 29, 2011	October 30, 2010
Cash flows from operating activities:		
Net income	$ 300.4	$ 234.8
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	119.9	117.6
Other non-cash adjustments	49.3	40.5
Changes in working capital	(150.9)	(218.1)
Total adjustments	18.3	(60.0)
Net cash provided by operating activities	318.7	174.8
Cash flows from investing activities:		
Capital expenditures	(196.8)	(146.7)
Purchase of short-term investments	(6.0)	(60.8)
Proceeds from maturities of short-term investments	180.8	6.1
Purchase of restricted investments	(5.3)	(36.4)
Proceeds from maturities of restricted investments	5.3	52.0
Other	-	(0.2)
Net cash used in investing activities	(22.0)	(186.0)
Cash flows from financing activities:		
Proceeds from stock issued pursuant to stock-based compensation plans	9.3	18.3
Payments for share repurchases	(345.9)	(275.9)
Tax benefit of stock-based compensation	10.5	7.8
Principal payments under long-term debt and capital lease obligations	(1.5)	(1.1)
Net cash used in financing activities	(327.6)	(250.9)
Effect of exchange rate changes on cash and cash equivalents	(0.1)	-
Net decrease in cash and cash equivalents	(31.0)	(262.1)
Cash and cash equivalents at beginning of period	311.2	571.6
Cash and cash equivalents at end of period	$ 280.2	$ 309.5